

January 10, 2011

Jeremy R. Mork
President
Noble China Holdings Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

> **Re: Noble China Holdings Limited**
> **Registration Statement on Form 10-12G**
> **Amended December 23, 2010**
> **File No. 000-54104**

Dear Mr. Mork:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please tell us why you filed this document using an Edgar Form Type tag indicating that it is a new Form 10 while the text of the document suggests that it is an amendment to a Form 10.

2. Please tell us when you intend to submit the letter mentioned in your response to prior comment 3.

3. Given that your Form 10 filed in August 2010 has become effective per Section 12(g) of the Exchange Act, please ask your affiliates to tell us when they intend to file the statements required by Section 16 of the Exchange Act.

Plan of Operation – General, page 2

4. We note your response to prior comment 5 and reissue the comment.

- Please disclose the effect on the operating company of potentially becoming liable for your liabilities, both known and unknown. For example, if you were to violate a provision of the federal securities laws, the operating company might not know at the time of the acquisition the existence or extent of the related liability.

- Please expand your disclosure regarding the need to "indemnify the incoming business opportunity for any unknown liabilities" to explain any limitations on such indemnification agreements, including any limitations regarding enforceability, the cost of enforcement and the extent of the indemnifying party's assets.

Acquisition of Opportunities, page 2

5.      We reissue prior comment 6. We continue to note your disclosure in the first paragraph of this section that your officer and director may, as part of the terms of the acquisition transaction, resign and your disclosure in "Item 6. Executive Compensation" on page 3 that after an acquisition, your management will resign. Please reconcile these statements.

Risks Related to Our Stockholders and Shares of Common Stock, page 2

It is likely that our common stock will be considered "penny stock" . . . , page 2

6.      Please expand your response to prior comment 10 to clarify on what authority you rely for your statement that sales to established customers are exempt from the penny stock rules that you cite in your disclosure. We note that your response only addressed individual accredited investors.

Risks Related to Doing Business in China . . . , page 2

7.      Please expand your response to prior comment 11 to tell us about the taxes that individual investors would be required to pay to government entities in China if you were to become a resident enterprise in China. For example, would investors be required to pay taxes to a government entity in China based on gains generated from the sale of your securities or on dividends if you were to become a resident enterprise in China? If so, it remains unclear why you believe you need not include a prominent separate risk factor to explain these tax risks.

Management's Discussion and Analysis of Financial Condition . . . , page 3

8.      We note your revised disclosure in response to prior comment 15 and the deletion of your reference to a potential private placement of your securities. We also note your reference to "additional sources of capital" in the second paragraph of Note 3 on page 37 and to "other investors" in your "Description of Business" on page F-8 of your Form 10-Q for the fiscal quarter ended September 30, 2010. Please revise to clarify how you intend to receive "capital investment" or "capital resources." For example, do you intend to raise capital through the sale of your securities or the involvement of other investors? Please

also revise to clarify the "certain related parties," mentioned in the third sentence of the fourth indented paragraph of this section.

Item 3. Properties, page 3

9.      We reissue prior comment 16.  We note your revised disclosure that you have not accrued rent "[d]ue to the minimal use of office space."  We also note your disclosure in the second paragraph of "Results of Operations" on page F-10 of your Form 10-Q for the fiscal quarter ended September 30, 2010 that your net loss was comprised, in part, of rent fees incurred.  Please revise to clarify whether you pay rent to your officer and director for the office space.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 3

10.     We note your revised disclosure in response to prior comment 17 that Jeremy Mork does not exercise control over Millenium Group.  Please revise to clarify whether Jeremy Mork directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power or investment power with respect to your shares held in the name of Millennium Group, Inc.

Item 5. Directors and Executive Officers, page 3

11.     We note your disclosure in the third paragraph of this section and the second paragraph of "Conflicts of Interest."  Please tell us why you did not list China Bright Star Limited in your list of seven other companies that Jeremy Mork is the sole officer and director of and that are identical in structure and business purpose to you.

Conflicts of Interest, page 3

12.     Please expand your response to prior comment 19 to:

- provide a complete description of the relevant activities of Millennium Group, Inc.;

- tell us why you did not list Millennium Group, Inc. as a promoter in your response, given your disclosure in "Item 7. Certain Relationships and Related Transactions" on page 3 that Millennium Group is one of your promoters;

- ensure that you have addressed comments 22, 24, and 28 in our letter dated September 23, 2010 as they relate to each promoter; and

- tell us about any involvement that Dempsey Mork had or will have with the registrant other than identification of acquisition targets or the structuring of acquisitions.

13.     We reissue the second bullet point of prior comment 21 because it appears that your current intention not to offer securities could change.

14.     Please expand your response to prior comment 22 to provide a legal analysis using the law of the jurisdiction that governs exhibit 3.1 in support of your response that you are not considered a wholly owned subsidiary of a holding company.

Note 1. Condensed Financial Statements, page 37

15.     We note your disclosure in the second paragraph that your Form 10 registration statement "has not been declared effective as of November 15, 2010." We also note that your Form 10 became effective per Section 12(g) 60 days after you initially filed it on August 30, 2010. Please revise as appropriate. This comment also applies to your disclosure in Note 1 on page F-5 of the Form 10-Q for the fiscal quarter ended September 30, 2010.

Item 15. Financial Statements and Exhibits, page 39

16.     Please tell us when you intend to file a preliminary proxy or information statement for the amendments mentioned in your responses to prior comments 25 and 29. Also tell us when the amendment will be effective.

17.     Please revise your exhibit index so that the exhibit numbers properly identify your filed exhibits. For example, we note that your exhibit index refers to your Articles of Association as exhibit 3.2 but that you filed your Articles of Association as exhibit 3.1.

Exhibit 3.2

18.     We continue to note a blank in section 2.1 and reissue prior comment 28.

Form 10-Q for the fiscal quarter ended September 30, 2010

Forward Looking Statement Notice, page F-7

19.     Refer to the parenthetical clause in the first sentence of your disclosure in this section. Please do not invoke a statutory safe harbor that is not applicable to you. See for example Section 21E(b)(1)(C) of the Exchange Act.

Item 4. Controls and Procedures, page F-10

20.     We reference the disclosure that in completing your evaluation of disclosure controls and procedures, you identified a material weakness (as defined in Public Company Accounting Oversight Board Standard No. 2) in your internal control over financial reporting. Please tell us the nature of the material weakness in your internal control over financial reporting. Please tell us how the identified material weakness in your internal

controls over financial reporting was considered in concluding that disclosure controls and procedures are effective. In future filings, please also discuss the nature of any material weaknesses, the impact of any material weaknesses on your evaluation of disclosure controls and procedures and management's plans, if any, to remediate any material weaknesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):     Jehu Hand, Esq. — Hand & Hand